                AMENDMENT NO. 1 TO INVESTMENT ADVISORY AGREEMENT


         This Amendment No. 1 to the Investment Advisory Agreement dated May 16, 2005 (the "Agreement"), by and between RMR Preferred Dividend Fund (the "Trust") and RMR Advisors, Inc. (the "Advisor"), is entered into effective the 25th day of May, 2005.

         WHEREAS the Agreement provides for the Advisor to provide certain services to the Trust for which the Advisor is to receive agreed upon fees; and

         WHEREAS the Advisor and the Trust desire to make certain changes to the Agreement.

         NOW, THEREFORE, the Advisor and the Trust hereby agree that the Agreement is amended as follows:

         1. Section 7 of the Agreement hereby is amended and restated to change the amount of the fee waived by the Advisor as follows:

         FEE WAIVER. Notwithstanding the provisions of the above Section 6, during the five year period following the closing of the Fund's first public offering of common shares, the Advisor agrees to waive a portion of its Advisory Fee equal to an annual rate of .55% of Average Daily Total Assets.

         2. All other terms and conditions of the Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 18th day of May, 2005.

                                        RMR PREFERRED DIVIDEND FUND

                                        By: /s/ Thomas M. O'Brien
                                        Thomas M. O'Brien, President


                                        RMR Advisors, Inc.

                                        By: /s/ Mark L. Kleifges
                                        Mark L. Kleifges, Treasurer